UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-53482

(Check One):

[   ] Form 10-K    [   ] Form 20-F  [   ] Form 11-K   [X] Form 10-Q    [   ] Form 10-D   [   ] Form N-SAR   [   ] Form N-CSR

For period ended: February 29, 2020

[   ]Transition Report on Form 10-K

[   ]Transition Report on Form 20-F

[   ]Transition Report on Form 11-K

[   ]Transition Report on Form 10-Q

[   ]Transition Report on Form N-SAR

For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________

PART I - REGISTRANT INFORMATION

TEXAS MINERAL RESOURCES CORP
Full Name of Registrant:

1124 24TH STREET
Address of Principal Executive Office

GALVESTON, TX 77550
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

The Registrant is unable to file, without unreasonable effort and expense, its Form 10-Q Report for the period ended February 29, 2020 because its auditors have not yet had the opportunity to complete their review of the financial statements.

The Registrant’s auditors are finalizing the financial statement and it is anticipated that the Form 10-Q Quarterly Report, along with the financial statements, will be filed on or before the prescribed due date of the Registrant’s Form 10-Q.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Wm Chris Mathers	(713)	542-5161
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

Yes [X]   No [   ]

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [   ]   No [X]

Texas Mineral Resources Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 29, 2020By: Wm Chris Mathers

      Name: Wm Chris Mathers

      Title: Chief Financial Officer